(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50 SEC FILE NUMBER CUSIP NUMBER

For Period Ended: December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

microHelix, Inc.

Full Name of Registrant

Former Name if Applicable

5300 Meadows Road, Suite 400

Address of Principal Executive Office (Street and Number)

Lake Oswego, OR 97035

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Certain financial and other information necessary for an accurate and full completion of the Annual Report on Form 10-K could not be provided within the prescribed time period without unreasonable effort or expense.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James E. Horswill
(Name)
503 (Area Code)	419-3564 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

All historical financial information presented in this document is unaudited, is based upon management's internal figures and is subject to change.

The Company ceased operations in September of 2007.  As a result, the Company had no operations during 2008 and there will be a significant change in the Company's results of operations from the results of operations in 2007.

Total sales in 2008 were $0, compared to $8,014,892 in 2007.  Gross profit in 2008 was $0 compared to gross profit of $850,842 in 2007.  The decreases in sales and gross profit were due to the closure and sale of the Company's MicroCoax Assembly Solutions division and the wind down of microHelix, Inc., and the wind down and sale of the assets of the Moore Electronics wholly owned subsidiary during the third quarter of 2007.

Total operating expenses in 2008 were $4,061,555 compared to $1,319,039 in 2007.  General and administrative expenses for 2008 were $4,061,555 compared to $1,101,660 in 2007.  These increases were due to warrants issued for financial advisory services, and were partially offset by a decrease from head count reductions that reduced salary and related benefits expenses, reduced consultant expenses, the closure and sale of the Company's MicroCoax Assembly Solutions division and the wind down of microHelix, Inc., and the wind down and sale of the assets of the Moore Electronics wholly owned subsidiary during the third quarter of 2007.

Sales and marketing expenses for 2008 were $0 compared to $217,379 in 2007.  This decrease is due to head count reductions that reduced salary and related benefits expenses, reduced consultant expenses, the closure and sale of the MicroCoax Assembly Solutions division and the wind down of microHelix Inc., and the wind down and sale of the assets of the Moore Electronics wholly owned subsidiary.  During 2008 the Company did not conduct operations.

Net other expense for 2008 was $351,721 compared to net other expense of $781,169 for 2007.  The difference results from the income associated with debt forgiveness and the change in the warrant valuation that was offset by the amortization of note discount, loan restructuring expenses, higher interest rates, impairment of intangible assets (including goodwill), and the loss on disposal of equipment, which expenses were either significantly reduced or not incurred in 2008.

Net loss for 2008 was $4,413,276 compared to a net loss of $951,121 in 2007.

microHelix, Inc.

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 31, 2009	By	/s/James E. Horswill
James E. Horswill President